Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands except ratio of earnings to fixed charges)

	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012	December 30, 2011	December 31, 2010
Earnings:
Loss from continuing operations before income taxes	$(60,081)	$(39,656)	$(38,491)	$(59,402)	$(52,849)
Fixed charges	57,445	55,960	56,721	57,586	70,492
Total earnings	$(2,636)	$16,304	$18,230	$(1,816)	$17,643

Fixed charges:
Interest expense	$55,518	$54,078	$54,858	$55,579	$68,333
Implicit interest in rent expense	1,927	1,882	1,863	2,007	2,159
Total fixed charges	$57,445	$55,960	$56,721	$57,586	$70,492

Ratio of earnings to fixed charges	—	0.29x	0.32x	—	0.25x

*
Earnings were insufficient to cover fixed charges by $60.1 million, $39.7 million, $38.5 million, $59.4 million, and $52.8 million for the years ended December 31, 2014, December 31, 2013, December 31, 2012, December 30, 2011 and December 31, 2010, respectively.